Exhibit (a)(5)

AMENDMENT NO. 3

TO THE

REVISED TRUST INSTRUMENT

OF

FINANCIAL INVESTORS TRUST

Pursuant to Section 11.08 of the Revised Trust Instrument (the “Trust Instrument”) of Financial Investors Trust (the “Trust”), the Trust Instrument is hereby amended as follows:

Section 9.02 of the Trust Instrument is deleted in its entirety and replaced with the following:

“SECTION 9.02. In case any holder of record of Shares of a particular Series desires to dispose of his Shares or any portion thereof, he may deposit at the office of the transfer agent or other authorized agent of that Series a written request or such other form of request as the Trustees may from time to time authorize, requesting that the Series purchase the shares in accordance with this Section 9.02; and the Shareholder so requesting shall be entitled to require the Series to purchase, and the Series or the principal underwriter of the Series shall purchase his said Shares, but only at the Net Asset Value thereof (as described in Section 9.03 of this Article IX). The Series shall make payment for any shares to be redeemed, as aforesaid, in cash or property from the assets of that Series and payment for such Shares shall be made by the Series or the principal underwriter of the Series to the Shareholder of record within seven (7) days after the date upon which the request is effective. Upon redemption, shares shall become Treasury shares and may be re-issued from time to time. The Shares of any Series, if so determined by the Trustees, shall be redeemable only in aggregations of such number of Shares and on such days as may be determined by or determined pursuant to procedures or methods prescribed by or approved by the Trustees from time to time with respect to such Series. The number of Shares comprising an aggregation for purposes of redemption and repurchase shall be referred to herein as a “Creation Unit.” The Trustees shall have the unrestricted power to alter the number of Shares constituting a Creation Unit by resolution adopted by the Trustees, at any time including prior to the time the Trust commences operations. Each holder of a Creation Unit aggregation of Shares of a Series, upon request to the Trust in accordance with procedures established by the Trustees, shall be entitled to require the Trust to redeem all or any number of such holder’s Shares standing in the name of such holder on the books of the Trust, but in the case of the Shares of any Series as to which the Trustees have determined that such Shares shall be redeemable only in Creation Unit aggregations, only in such Creation Unit aggregations of Shares of such Series as the Trustees may determine from time to time in accordance with this Article IX, at a redemption price per share equal to an amount determined by the Trustees in accordance with applicable laws.”

This Amendment is effective March 12, 2024.